Exhibit 12.1

	For the Six Months Ended		For the Fiscal Years Ended
	June 30, 2006		Dec. 30, 2005		Dec. 31, 2004		Dec. 26, 2003		Dec. 27, 2002		Dec. 28, 2001
EARNINGS:
Earnings Before Income Taxes	$954		$1036		$637		$195		$652		$374
Interest Expense	196		423		435		418		445		518
Interest Portion of Fixed Rent	24		56		46		62		77		88
Undistributed Earnings of Unconsolidated Subsidiaries	(19)		(56)		(139)		(32)		(38)		(8)

Earnings, as Adjusted	$1,155		$1,459		$979		$643		$1,136		$972

FIXED CHARGES:
Interest Expense	$196		$423		$435		$418		$445		$518
Capitalized Interest	1		2		3		3		3		7
Interest Portion of Fixed Rent	24		56		46		62		77		88

Fixed Charges	$221		$481		$484		$483		$525		$613

Ratio of earnings to fixed charges (a)(b)	5.2	x	3.0	x	2.0	x	1.3	x	2.2	x	1.6	x

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from operations before income taxes, plus interest expense related to indebtedness and the interest portion of fixed rent expense, less undistributed earnings of affiliates accounted for using the equity method. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discount and the interest portion of fixed rent expense.
(b)	Pretax earnings for certain periods include the effects of various gains and charges. These items are summarized as follows:

(1) A pretax gain of $126 million recognized for insurance recoveries from claims related to Hurricane Katrina for the six months ended June 30, 2006. Removing the effect of this gain would reduce the ratio of earnings to fixed charges from 5.2x to 4.7x for the six months ended June 30, 2006.

(2) A pretax charge of $192 million recognized to repurchase $1.0 billion of outstanding debt and a favorable change in estimate of unasserted liability exposure for asbestos and other claims of $38 million pretax for the fiscal year ended December 30, 2005. Adjusting for the effect of these items would increase the ratio of earnings to fixed charges from 3.0x to 3.4x for the fiscal year ended December 30, 2005.

(3) A pretax charge of $71 million recognized for separation expenses related to the management restructuring at Surface Transportation during the fiscal year ended December 31, 2004. Removing the effect of this charge would increase the ratio of earnings to fixed charges from 2.0x to 2.2x for the fiscal year ended December 31, 2004.

(4) The fiscal year ended December 26, 2003 included the following:

(A) a pretax charge of $232 million recognized in conjunction with the change in estimate of casualty reserves to include an estimate of incurred but not reported claims for asbestos and other occupational injuries to be received over the next seven years;

(B) a pretax charge of $108 million recognized to account for CSX’s entrance into two settlement agreements with A.P. Moller-Maersk that resolved all material disputes pending between the companies arising out of the 1999 sale of the international container-shipping assets; and

(C) the net pretax restructuring charge of $22 million recognized as the initial charge for separation expenses related to the management restructuring announced in 2003 and revised estimates for railroad retirement taxes and other benefits that will be paid to individuals under the 1991 and 1992 separation plans.

Removing the effect of these charges would increase the ratio of earnings to fixed charges from 1.3x to 2.1x for the fiscal year ended December 26, 2003.

(5) A pretax charge of $60 million recognized to account for the settlement of the 1987 New Orleans tank car fire litigation for the fiscal year ended December 28, 2001. Removing the effect of this charge would increase the ratio of earnings to fixed charges from 1.6x to 1.7x for the fiscal year ended December 28, 2001.